EXHIBIT 99.1

Hydrogenics Adds to Management Team

Twenty-Year Business Veteran to Head OnSite Generation Business - Existing Business Leader Returning to Canada to Assist in Implementing Aggressive Growth Strategy

MISSISSAUGA, Ontario, April 4, 2011 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced the appointment of Filip Smeets as General Manager of the Corporation's Belgian based OnSite Generation business, a leading provider of hydrogen generation products for industrial, hydrogen fueling and energy storage applications. Mr. Smeets will work with Wido Westbroek, the current General Manager over the coming months to ensure a seamless transition in his duties. Mr. Smeet's first day at Hydrogenics is April 4, 2011.

Mr. Smeets was previously a General Manager with Cabot Corporation (NYSE:CBT), a global performance materials company headquartered in Boston, Massachusetts USA where he held full P&L responsibility and oversight of 400 employees for Cabot Corporation's plastics business. During his tenure at Cabot Corporation, Mr. Smeets held increasingly responsible positions. He and his teams earned multiple Cabot Excellence Awards. Mr. Smeets received his Master's degree in Chemistry from the University of Antwerp where he graduated with distinction and has received Six Sigma training from General Electric.

Since joining Hydrogenics and assuming the leadership of the Corporation's OnSite Generation business in 2006, Mr. Westbroek has streamlined its operations and implemented numerous product cost reductions to bring the division to profitability. Upon his return to Canada over the next few months, Mr. Westbroek will assist implementing an aggressive growth strategy for the Corporation's Power Systems business leveraging his business development and operations management expertise.

"The leadership and experience that Filip Smeets brings to Hydrogenics will be an invaluable contribution to the Corporation's growth. Mr. Smeets has a proven track record of leading businesses to success in complex markets and will accelerate our efforts to establish our presence as a leader in the emerging renewable energy market. Mr. Westbroek has done an excellent job over the past five years and we look forward to him returning to Canada to assist us with implementing an aggressive growth plan for our Power Systems business," said Daryl Wilson, President and Chief Executive Officer.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Company Contact:
         Lawrence Davis, Chief Financial Officer
         (905) 361-3633
         investors@hydrogenics.com